Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 20, 2025

Eldorado Gold Delivers Strong 2024 Full Year and Fourth Quarter
Financial and Operational Results; Positive Free Cash Flow Realized in the Quarter and Full Year

(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the "Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2024. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Q4 2024 and Full-Year Summary
Operations
•Gold production: 155,668 ounces in Q4 2024 reflecting continued improvements across the portfolio. Full-year 2024 production of 520,293 ounces was above the midpoint of the tightened guidance range and an increase of 7% over 2023 production of 485,139 ounces, driven by operational upgrades at Kisladag and higher mining rates and ore throughput at Lamaque.
•Gold sales: 156,864 ounces in Q4 2024 at an average realized gold price per ounce sold(1) of $2,625, resulting in 517,926 ounces sold in 2024 at an average realized gold price per ounce sold of $2,405.
•Production costs: $172.1 million in Q4 2024, and $564.2 million in 2024, compared to $137.6 million in Q4 2023, and $478.9 million in 2023. The increases are primarily due to higher volumes of production and sales, higher labour costs, and increased royalties (due to higher gold sales and average realized gold price).
•Total cash costs(1): $944 per ounce sold in Q4 2024 and $940 per ounce sold in 2024, within the tightened guidance range, and an increase from $830 per ounce sold in Q4 2023 and $850 per ounce sold in 2023. The increase in both periods was primarily due to higher royalties (driven by higher gold prices) and labour costs.
•All-in sustaining costs(1) ("AISC"): $1,226 per ounce sold in Q4 2024 and $1,285 per ounce sold in 2024, within the tightened guidance range for the year, and marginally higher than $1,207 per ounce sold in Q4 2023 and $1,220 per ounce sold in 2023. Increases in both periods primarily reflect higher total cash costs per ounce sold as discussed above, and the year-over-year comparison was also impacted by higher sustaining capital expenditures.
•Total capital expenditures: $174.5 million in Q4 2024, and $620.3 million in 2024, including $97.6 million and $324.7 million of construction project capital invested at our Skouries Project, respectively. Growth capital(1) at the operating mines of $146.1 million in 2024 was primarily focused at Kisladag, including waste stripping to support mine life extension, construction of the second phase of the North Heap Leach Pad ("NHLP"), and construction of the North Adsorption-Desorption-Recovery ("ADR") facilities. Sustaining capital(1) at operating mines totaled $130.3 million in 2024, including $81.9 million at Lamaque primarily related to underground development, equipment rebuilds, and expansion of the tailings management facility.
1 These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2024 MD&A.

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Financial
•Revenue: $435.7 million in Q4 2024, an increase of 42% from revenue of $306.9 million in Q4 2023, and $1,322.6 million in 2024, an increase of 31% from revenue of $1,008.5 million in 2023, both due to higher average realized gold prices and higher volumes sold.
•Net cash generated from operating activities of continuing operations: $257.3 million in Q4 2024, an increase from $159.6 million in Q4 2023, and $645.7 million in 2024, an increase from $382.9 million in 2023. Increases in both periods were due to higher revenues, partially offset by higher production costs and higher taxes paid.
•Cash flow from operating activities, before changes in working capital(2): $228.5 million in Q4 2024, an increase from $138.0 million in Q4 2023 and $635.5 million in 2024, an increase from $411.2 million in 2023. Increases in both periods were primarily due to higher net cash generated from operating activities of continuing operations.
•Cash and cash equivalents: $856.8 million as at December 31, 2024, up from $540.5 million as at December 31, 2023.
•Net earnings attributable to shareholders from continuing operations: $108.2 million in Q4 2024, an increase from $91.8 million in Q4 2023, and $300.9 million in 2024, an increase from net earnings of $106.2 million in 2023. Increases in both periods were primarily due to higher revenue, partially offset by higher production costs and income tax expense.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(2): $246.7 million in Q4 2024, an increase from $147.2 million in Q4 2023, and $691.6 million in 2024, an increase from $463.3 million in 2023. These increases were primarily driven by higher net earnings in both periods. Quarter over quarter higher adjusted EBITDA was partially offset by the removal of $10.2 million of unrealized gains on derivative instruments in Q4 2024, whereas year over year, higher adjusted EBITDA was increased with the removal of $51.8 million of unrealized losses on derivative instruments in 2024.
•Adjusted net earnings from continuing operations(2): $127.8 million or $0.62 per share in Q4 2024, an increase from $49.3 million or $0.24 per share in Q4 2023, and $320.7 million or $1.57 per share in 2024, an increase from $110.7 million or $0.57 per share in 2023. Adjusted net earnings in 2024 removes a $14.6 million loss on foreign exchange due to the translation of deferred tax balances, net of a gain on deferred income taxes due to the Turkiye inflationary tax basis, a $51.8 million unrealized loss on derivative instruments, and a $50.1 million after-tax gain related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, among other things. Adjusted net earnings in Q4 2024 removes a $26.5 million loss on foreign exchange due to the translation of deferred tax balances, a $5.1 million loss on the non-cash revaluation of the derivative related to redemption options in the debt, and a $10.2 million unrealized gain on derivative instruments.
•Free cash flow(2): $74.6 million in Q4 2024, and $6.8 million in 2024. Free cash flow excluding capital expenditures at Skouries(2) was $176.2 million in Q4 2024 and $342.0 million in 2024, primarily due to higher revenues.
•Project Term Facility: Drawdowns on the Skouries Term Facility were €288.3 million in 2024, with cumulative drawdowns as of December 31, 2024 totaling €441.6 million.
"With the strong finish to the year, as anticipated, we delivered solid operational and financial performance in 2024," said George Burns, President and Chief Executive Officer. "Gold production increased 7% to 520,293 ounces of gold above the mid-point of the tightened full year guidance range. Costs were also in line with the tightened guidance range, reflecting solid performance across our global operations. The strong operational performance combined with the robust gold price, resulted in a number of financial milestones in 2024, including a 31% increase in revenue, to $1,322.6 million, and increased cash flow from operating activities to $645.7 million a 69% increase compared to 2023. We also generated $342.0 million of free cash flow, excluding the capital invested at Skouries.”

2 These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2024 MD&A.

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“In 2024, we continued to focus on unlocking the full potential of our operating assets through continuous improvement. Highlights included record gold production at the Lamaque Complex of 196,538 ounces, and the declaration of an inaugural Mineral Reserve at Ormaque. Efemcukuru maintained consistent performance, marking its 10th consecutive year of meeting guidance, in addition to increasing Mineral Reserves by 23% to extend its mine life. A strong fourth quarter at Kisladag was driven by the implementation of optimization efforts. At Olympias, the successful labour negotiations coupled with productivity improvements supports the plant expansion from 500 ktpa to 650 ktpa which is expected to drive long-term profitability.
"At Skouries, we continued to advance the project through the year. However, as we announced on February 5, 2025, with a slower than expected ramp-up of personnel as a result of the tight labour market for construction workers within Greece, we have revised the schedule and construction project capital cost estimate for the Skouries Project. First production is expected in the first quarter of 2026 with commercial production expected in mid-2026. Once into production, we believe that Skouries will offer substantial long-term growth and deliver significant long-term value for shareholders and the Greek economy.
"I want to express my gratitude to our global team for their dedication and contributions this year. As we look ahead, we remain fully focused on driving long-term value as we continue to demonstrate our ability to grow our production profile, optimize our operations and deliver sustainable value to our shareholders, while maintaining our high standards of safety and environmental stewardship."

Skouries Highlights
Capital Estimate and Schedule
On February 5, 2025, the Company announced an update to the project schedule and construction project capital cost estimate as a result of continued labour market tightness in Greece. The construction project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production), resulting in $154 million of accelerated operational capital prior to commercial production.
First production of the copper-gold concentrate is expected in Q1 2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production of between 45 and 60 million pounds. Commercial production is expected in mid-2026.
Between the Term Facility related to the Skouries project and the strength of the balance sheet, the project remains fully funded.
Capital spend towards the second phase of construction totalled $97.6 million in Q4 2024, and $324.7 million in 2024.
Construction Activities
A progress update video link can be found here: https://youtu.be/yj92oFQgmzw
As at December 31, 2024 overall project progress was 60% complete for Phase 2 of construction.
Filtered Tailings Facility
Work continues to advance on the filtered tailings building, which is on the critical path. Piling has been completed for the filtered tailings building and concrete work is progressing to enable assembly and installation of the structural steel. All filter press components inclusive of fabricated frames have been delivered to the site. Structural steel pre-assembly continues to advance.
Primary Crusher Building
Progress continues on the foundation construction of the primary crusher with retaining walls and stabilized excavations completed. Construction of the crusher building structure has commenced. The fixed location construction crane has been mobilized for the crusher build.

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Process Plant
Work in the process plant continues and re-lining of the flotation tanks was completed in Q3 2024 as planned and structural and mechanical work is advancing. Off-site pipe spool fabrication is progressing and delivery of high-density polyethylene piping to the site is ongoing. Electrical cable tray and mechanical installations have commenced and the contractor continues to ramp up to support increasing levels of activity. Work continues on the support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, flotation blowers building, compressor building and flotation reagent areas. Structural steel installation is complete at the water pump house and nearing completion for the lime plant building and flotation blowers building.
Thickeners
Construction of the three thickeners progressed on plan during Q4 2024. Concrete works for the first two thickeners have reached approximately 85% and 65% respectively, and construction of the third thickener has commenced.
Integrated Extractive Waste Management Facility (the "IEWMF")
During Q4 2024, construction continued to progress at the coffer dam site with excavation of the spillway and foundation preparation. The coffer dam is expected to be completed at the end of Q1 2025. At the KL embankment the foundation placement preparation is expected to start in Q2 2025, once the coffer dam is in place. Fill placement for water management pond 2 is advancing with excavations for water management pond 1 continuing as planned along with the development of the low-grade ore stockpile.
Underground Development
Approximately 90% of the equipment and operator licenses have been received to date and development mining is ramping up. Access to the test stopes advanced ahead of plan at the upper level. The total metres of underground development for 2024 totaled 571 metres, compared to the expected 2,200 total metres, with the delay attributable to receiving all licenses and permits later than planned. The two test stopes are expected to be completed in 2025.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works were substantially complete at December 31, 2024. The focus has been on finalizing engineering to support the construction schedule. The release of structural steel for fabrication was substantially completed during Q4 2024.
Procurement
All major procurement is complete and the focus is on managing and expediting deliveries to support construction.
Operational Readiness
Operational readiness ("OR") has been progressing with the addition of new staff for developing and executing key tasks in mining and processing. In-depth sessions have been conducted to ensure that detailed plans are in place to manage progress in all operational areas, including finalizing a fully integrated OR plan. Progress is being made by the OR asset management team, particularly in identifying critical spares. The Management Operating System (MOS) for the open pit mining function is being implemented. Workforce training is advancing and a training needs analysis is underway for the mining and processing departments. Furthermore, content creation and onboarding of internal and external service providers continues.
Workforce
In addition to the OR team, as at December 31, 2024, there were approximately 1,050 personnel working.

2024 Year in Review: Enabled for Growth
•Health and Safety: The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.02 in Q4 2024, an increase from the LTIFR of 0.42 in Q4 2023 and overall was 0.99 in 2024, an increase from the LTIFR of 0.65 in 2023. The Company continues to take proactive steps to improve workplace safety and to ensure a safe working environment for employees and contractors.

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•Courageous Safety Leadership: In November 2024, the Company successfully launched a new health and safety initiative, Courageous Safety Leadership (CSL), that will help shape the global health and safety culture at Eldorado Gold. CSL is designed to challenge participants to explore the impact of one’s own beliefs, attitudes, and behaviors in creating a positive culture of health and safety both at work and at home.
•Sustainability: In May 2024, the Company completed the first round of external verification against the Mining Association of Canada’s ‘Towards Sustainable Mining’ protocols across Eldorado’s global sites with the completion of verifications at Kisladag and Efemcukuru. Notably, the Company scored “AAA” – the highest rating possible for all the operating tailings facilities.
•Increased Mineral Reserves: In December 2024, the updated Mineral Reserve and Mineral Resource statement was published showing that in addition to replacing depletion, the Company increased Mineral Reserves by 2%, with a 45% increase at the Lamaque Complex and a 23% increase at Efemcukuru, providing a solid foundation and underpinning the Company’s production profile over the next decade and beyond.
•Ormaque Reserve Declaration: In December 2024, the inaugural Mineral Reserve at Ormaque was announced. Since 2017, the Company has successfully replaced Mineral Reserves annually at the Lamaque Complex. This achievement and the reserve at Ormaque positions the Company for long-term success with two underground mines and substantial potential for converting Inferred Mineral Resources, along with exploration opportunities. Additionally, a bulk sample of Ormaque material was processed at the Sigma Mill in December 2024. Preliminary results from the bulk sample are in-line with expectations and support the current Ormaque Mineral Reserves and block model.
•Record Gold Production in Quebec: The Lamaque Complex in Quebec delivered another year of record gold production of 196,538 ounces in 2024, an 11% increase over 2023, driven by higher grade ore and mill throughput.
•Continuing to Enhance Capacity at Kisladag: In October 2024, processing of loaded carbon commenced at the new north Adsorption-Desorption and Recovery plant. In addition, the planned phased expansion of the North Heap Leach pad facilities continued.
•Efemcukuru Met Guidance for the 10th Consecutive Year: Since 2014, Efemcukuru has met annual guidance expectations.
•Olympias: In August 2024, a new, unified, and mutually beneficial three-year Collective Bargaining Agreement was completed with the unionized workforce at Olympias. This new agreement, in conjunction with productivity improvements in the underground operations, lays the necessary foundation for support to increase mill capacity from the current capacity of 500 ktpa to 650 ktpa, positioning Olympias for long-term profitability.
•Progressed with Strategic Investments: In July 2024, Eldorado signed option agreements with Brixton Metals for its Atlin Goldfields Project in Northern British Columbia, and with TRU Precious Metals for its Golden Rose Project in Central Newfoundland. Both these option agreements provide Eldorado increased exposure to early-stage exploration opportunities.
•Extension of Senior Secured Credit Facility: In June 2024, the Company announced it had extended and increased its senior secured credit facility to $350 million, with a $100 million accordion feature and to a four-year term. While the focus remains on delivering the Skouries Project, this facility provided additional financial flexibility to continue to strengthen and grow the business with value-creating opportunities for all Eldorado’s stakeholders.

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Notable Awards, Recognitions, and Milestones Across the Business:
•The team at Eldorado Gold Québec won the Mining Association of Canada’s ‘Towards Sustainable Mining’ Community Engagement Excellence Award in 2024, the site’s first-ever TSM Award and a first for Eldorado. The award was received in recognition of the Lamaque team’s social and long-term closure planning.
•In Canada, the Lamaque Complex celebrated the 5th anniversary of commercial production. The Lamaque Complex has since produced nearly one million ounces of gold since declaring commercial production.
•In Canada, ten of Eldorado Gold Québec supervisors were recently recognized for achieving between 50,000 and 200,000 hours without a lost-time accident with their teams.
•In Greece, Environmental Manager at Hellas Gold, Emmy Gazea, was recognized as one of the 100 Global Inspirational Women in Mining by Women in Mining UK.
•Hellas Gold had the honour of hosting Deputy Minister of Environment and Energy - Alexandra Sdoukou and Deputy Minister of the Interior – Konstantinos Gioulekas at Skouries, both noting the crucial role mining investments can play in the Greek economy as a whole, and particularly in Northern Greece.
•Hellas Gold was recognized among the “Leading Employers in Greece 2024” by ICAP CRIF.
•Hellas Gold won the Silver Award at the 2nd Annual Euromines Safety Awards recognizing innovative virtual and augmented reality training programs deployed at the state-of-the-art training center at Madem Lakkos.
•In Turkiye, members of our mine rescue teams at Tuprag participated in the 3rd Mine Rescue Competition organized by the Turkish Miners Association, tying for 1st place in the ‘Best Mine Rescue Team’ award.
•Recognized as one of 30 companies in the Globe & Mail’s ‘Road to Net Zero’ in the Globe’s Report on Business Magazine.
•Eldorado placed 3rd overall in the Materials sector that includes Mining in the Globe & Mail's 2024 Board Games. Board Games ranks Canada’s corporate boards in the S&P/TSX Composite Index to assess the quality of their governance practice and disclosure. Since 2020, Eldorado has improved its index-wide ranking from 104th to 36th.
•Simon Hille, EVP Technical Services and Operations, raised over C$55,000 for Covenant House Vancouver by participating in the Annual Executive Sleep Out in Vancouver. This was the third time Simon participated in the event to raise funds and awareness for youths experiencing homelessness, and Eldorado's 6th consecutive year. Since 2018, Eldorado, including employee matching campaigns, has raised approximately C$245,000 for Covenant House Vancouver.

2025 Exploration Guidance
Eldorado's exploration activities in 2025 are focused on the regions in which the Company operates and are expected to include in-mine resource conversion and expansion drilling, drill testing a range of near-mine and early-stage targets, as well as generating new targets and projects through generative initiatives. Across the portfolio, approximately 220,000 metres of drilling are planned. This includes capitalized sustaining drilling of approximately 94,000 metres of resource conversion and extension drilling at the Lamaque Operations (Triangle and Ormaque), Efemcukuru and Olympias, capitalized growth drilling of approximately 63,000 metres of resource conversion and extension drilling at the Lamaque Operations (Ormaque) and Efemcukuru (Kokarpinar). Additionally, over 90,000 metres of drilling are planned to test early-stage targets across the portfolio and are expensed.

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CANADA
Lamaque Complex and Near Mine Exploration
Triangle Mine: Resource expansion and resource conversion drilling at the Triangle Mine will focus on the C8 through C10 zones with approximately 45,500 metres planned. This is part of a multi-year plan that aims to convert resources at shallower veins in Triangle Deep while in parallel testing for extensions at deeper levels of the deposit.
Ormaque Deposit: The 2025 exploration program at Ormaque is expected to include approximately 48,700 metres of underground resource conversion drilling within existing Inferred Mineral Resources. This drilling will continue to test the upper portion of the deposit for further conversion from Inferred to Indicated Mineral Resource. In addition, approximately 18,000 metres of surface drilling testing step-outs to the east of and below the known deposit is planned.
Sigma-Lamaque early-stage targets: Approximately 13,000 metres of underground exploration drilling is planned from platforms along the Sigma-Triangle decline, testing multiple conceptual targets and step-outs from previous high-grade drill intercepts in the Sigma-Lamaque-Ormaque area. In addition, approximately 22,000 metres of surface drilling is planned to test targets in the same area but away from the decline. The drilling will target high-grade vein systems similar in geological setting and mineralization style to those historically mined at both Sigma and Lamaque, including testing new conceptual targets that have been developed in recent years and following up zones of interest tested during 2024.
Val d’Or district exploration: Eldorado is advancing multiple early to advanced-stage exploration targets in the Val-d’Or district that are expected to provide opportunities for resource growth for the Lamaque Complex.
Bourlamaque early-stage targets: Currently no drilling is planned, however the Exploration team has worked up several target areas that require incremental workup (modelling and/or field activities) ahead of prioritization for drill testing. Once this work is completed, drill metres will be proposed or re-assigned from elsewhere in the portfolio. Ongoing work and subsequent drilling will target high-grade vein systems similar in geological setting and mineralization style to those historically mined at the Beaufor mine and the mines in the Herbin area.
Uniacke-Perestroika: The Uniake-Perestroika properties, located approximately 45 kilometres northeast of the Lamaque Complex, are being explored under an option agreement with Val d’Or Mining Corp. ("VZZ"). Approximately 5,000 metres of drilling are planned to test a target in the Héva-Cadillac area that delivered encouraging results during 2024.
Abitibi Exploration
Eldorado's early-stage exploration in Canada is currently focused on generating and testing target areas within the greater Abitibi region that offer opportunities for standalone development outside of the Lamaque Complex area. The Company’s current exploration portfolio includes the Montgolfier project located along the Harricana-Turgeon greenstone belt to the east of the Casa Berardi mine, and a group of licenses in the Kirkland Lake belt currently being explored under an option agreement with the license holder VZZ. At Montgolfier, a staged diamond drill program of up to 7,000 metres is currently underway which follows up 2024 drill results. In Ontario, following a winter geophysical survey, a summer drill program of approximately 4,000 metres is planned to test a target on the Baden Property. Other Kirkland Lake licenses are at the target definition stage, and targeting work activities are ongoing.

TURKIYE
2025 exploration in Turkiye is expected to be focused on resource expansion drilling at Efemcukuru and advancing several early-stage projects in highly prospective priority regions throughout Turkiye.
Efemcukuru
During 2025, approximately 6,500 metres of resource expansion drilling is planned at the Kokarpinar South vein system. Approximately 9,000 metres of drilling is also planned to test targets in the West Vein area. Geologic mapping and geophysical surveys are also planned as part of assessing the wider exploration potential on existing licenses, in addition to defining areas for follow-up resource drilling.

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Early-Stage Exploration
The Company continues to explore regions of Turkiye that offer strong exploration potential for resource exploration and development. Current programs are focused in the Artvin (Hod Maden) district and along the Izmir-Ankara Suture Zone, where approximately 8,000 metres of drilling are planned for 2025 to test early-stage targets. Project generation activities and early-stage project work within the Central Anatolian Crystalline Complex are also being conducted with a Turkish joint venture partner.

GREECE
2025 Exploration activities in Greece are expected to be focused in testing targets in the Olympias mine area, along the Stratoni Corridor and at the Skouries Project, in addition to undertaking basic field activities to define targets for future drill testing across our exploration licenses.
Olympias
Approximately 8,800 metres of surface drilling is planned to test for extensions to known mineralization at the North Zone at Olympias, while 9,050 metres drilling is planned to test extensions from underground in the East and West Zones.
Stratoni Skarn
Surface drilling is planned, following up some 2024 results, to test for copper-gold skarn potential along the Stratoni Corridor at the Stratoni Skarn target. A 10,000 metre program is expected to commence in the first half of the year.
Skouries
Underground drilling has commenced at Skouries, with the objectives of converting and expanding resources. Currently approximately 5,000 metres of drilling is planned.

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Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2024	2023	2022
Revenue	$1,322.6	$1,008.5	$872.0
Gold produced (oz)	520,293	485,139	453,916
Gold sold (oz)	517,926	483,978	452,953
Average realized gold price ($/oz sold) (2)	$2,405	$1,944	$1,787
Production costs	564.2	478.9	459.6
Total cash costs ($/oz sold) (2,3)	940	850	878
All-in sustaining costs ($/oz sold) (2,3)	1,285	1,220	1,276
Net earnings (loss) for the period (1)	289.1	104.6	(353.8)
Net earnings (loss) per share – basic ($/share) (1)	1.42	0.54	(1.93)
Net earnings (loss) per share – diluted ($/share) (1)	1.41	0.54	(1.93)
Net earnings (loss) for the period continuing operations (1,4)	300.9	106.2	(49.2)
Net earnings (loss) per share continuing operations – basic ($/share) (1,4)	1.48	0.55	(0.27)
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4)	1.46	0.54	(0.27)
Adjusted net earnings continuing operations – basic (1,2,4)	320.7	110.7	10.1
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	1.57	0.57	0.05
Net cash generated from operating activities (4)	645.7	382.9	211.2
Cash flow from operating activities before changes in working capital (2,4)	635.5	411.2	239.5
Free cash flow (2,4)	6.8	(47.2)	(104.5)
Free cash flow excluding Skouries (2,4)	342.0	112.6	(69.4)
Cash and cash equivalents	856.8	540.5	279.7
Total assets	5,835.6	4,987.6	4,457.9
Debt	915.4	636.1	494.4
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2024 MD&A.
(3)Revenues from silver, lead and zinc sales are offset against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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Summarized Quarterly Financial Results

2024	Q1	Q2	Q3	Q4	2024
Revenue	$258.0	$297.1	$331.8	$435.7	$1,322.6
Gold produced (oz) (6)	117,111	122,319	125,195	155,668	520,293
Gold sold (oz)	116,008	121,226	123,828	156,864	517,926
Average realized gold price ($/oz sold) (2)	$2,086	$2,336	$2,492	$2,625	$2,405
Production costs	123.0	127.8	141.2	172.1	564.2
Total cash cost ($/oz sold) (2,3)	922	940	953	944	940
All-in sustaining cost ($/oz sold) (2,3)	1,262	1,331	1,335	1,226	1,285
Net earnings (4)	33.6	55.5	95.0	105.1	289.1
Net earnings per share – basic ($/share) (4)	0.17	0.27	0.46	0.51	1.42
Net earnings per share – diluted ($/share) (4)	0.16	0.27	0.46	0.51	1.41
Net earnings for the period continuing operations (1,4)	35.2	56.4	101.1	108.2	300.9
Net earnings per share continuing operations – basic ($/share) (1,4)	0.17	0.28	0.49	0.53	1.48
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.17	0.27	0.49	0.52	1.46
Adjusted net earnings continuing operations (1,2,4)	55.2	66.6	71.0	127.8	320.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.27	0.33	0.35	0.62	1.57
Net cash generated from operating activities (1)	95.3	112.2	180.9	257.3	645.7
Cash flow from operating activities before changes in working capital (1,2)	108.3	132.2	166.5	228.5	635.5
Free cash flow (1,2)	(30.9)	(32.0)	(4.8)	74.6	6.8
Free cash flow excluding Skouries (1,2)	33.7	33.9	98.3	176.2	342.0
Cash and cash equivalents	514.7	595.1	676.6	856.8	856.8
Total assets	5,065.5	5,280.6	5,565.1	5,835.6	5,835.6
Debt	643.8	748.0	849.2	915.4	915.4

2023	Q1	Q2	Q3	Q4	2023
Revenue (6)	$227.8	$229.0	$244.8	$306.9	$1,008.5
Gold produced (oz) (5)	111,509	109,435	121,030	143,166	485,139
Gold sold (oz)	109,817	110,134	119,200	144,827	483,978
Average realized gold price ($/oz sold) (2,3)	$1,932	$1,953	$1,879	$1,999	$1,944
Production costs (5,6)	109.7	116.1	115.5	137.6	478.9
Total cash cost ($/oz sold) (2,3,6)	857	928	794	830	850
All-in sustaining cost ($/oz sold) (2,3,6)	1,207	1,296	1,177	1,207	1,220
Net (loss) earnings (4,5,6)	19.3	0.9	(8.0)	92.4	104.6
Net (loss) earnings per share – basic ($/share) (4,5,6)	0.10	—	(0.04)	0.46	0.54
Net (loss) earnings per share – diluted ($/share) (4,5,6)	0.10	—	(0.04)	0.45	0.54
Net (loss) earnings for the period continuing operations (1,4,5,6)	19.4	1.5	(6.6)	91.8	106.2
Net (loss) earnings per share continuing operations – basic ($/share) (1,4,5,6)	0.11	0.01	(0.03)	0.45	0.55
Net (loss) earnings per share continuing operations – diluted ($/share) (1,4,5,6)	0.10	0.01	(0.03)	0.45	0.54
Adjusted net earnings continuing operations (1,2,4,5,6)	16.7	9.7	35.0	49.3	110.7
Adjusted net earnings per share continuing operations – basic ($/share) (1,2,4,5,6)	0.09	0.05	0.17	0.24	0.57
Net cash flow from operating activities (1)	41.0	74.6	107.7	159.6	382.9
Cash flow from operating activities before changes in working capital (1,2,6)	93.2	82.4	97.5	138.0	411.2
Free cash flow (1,2)	(34.4)	(22.4)	(19.7)	29.3	(47.2)
Free cash flow excluding Skouries (1,2)	(19.2)	13.0	36.8	82.0	112.6

10

Cash and cash equivalents	262.3	456.6	476.6	540.5	540.5
Total assets	4,501.0	4,742.1	4,812.2	4,987.6	4,987.6
Debt	493.4	546.0	596.5	636.1	636.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2024 MD&A.
(3)By-product revenues are off-set against total cash costs.
(4)Attributable to shareholders of the Company.
(5)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(6)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.

Gold sales in 2024 totaled 517,926 ounces, an increase of 7% from 483,978 ounces in 2023. The higher sales volume in 2024 compared with the prior year primarily reflected higher production at Kisladag and Lamaque, with increases of 18,668 and 18,175 ounces sold, respectively, as well as slightly higher production and timely concentrate sales at Olympias with an increase of 3,181 ounces. These increases were partially offset by a decrease of 6,076 ounces sold at Efemcukuru due largely to lower production as a result of lower average gold grade. Gold sales were 156,864 ounces in Q4 2024, an increase of 8% from 144,827 ounces in Q4 2023, primarily due to increased production at Kisladag and Lamaque in the quarter.
The average realized gold price(3) was $2,405 per ounce sold in 2024, an increase from $1,944 per ounce sold in 2023, as strong prices continued throughout the year. The average realized gold price was $2,625 per ounce sold in Q4 2024 (compared to $1,999 per ounce sold in Q4 2023).
Total revenue was $1,322.6 million in 2024, an increase of 31% from revenue of $1,008.5 million in 2023. The increase was due primarily to both higher sales volumes and the average realized gold price. Total revenue was $435.7 million in Q4 2024, an increase of 42% from revenue of $306.9 million in Q4 2023, for the same reasons.
Production costs of $564.2 million in 2024 increased from $478.9 million in 2023 and production costs of $172.1 million in Q4 2024 increased from $137.6 million in Q4 2023. Increases in both periods were the result of both higher sales volumes and higher cash costs, the latter impacted by increased royalties (due to higher gold sales and average gold price), as well as increases in labour costs.
Production costs include royalty expense, which increased to $79.4 million in 2024 from $51.8 million in 2023, and increased to $26.4 million in Q4 2024 from $16.5 million in Q4 2023, primarily reflecting higher average gold prices combined with higher sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.
Total cash costs(3) averaged $940 per ounce sold in 2024, an increase from $850 per ounce sold in 2023. In Q4 2024, total cash costs averaged $944 per ounce sold, an increase from $830 per ounce sold in Q4 2023. The increase in both periods was primarily due to higher royalties (driven by higher gold prices) and labour costs.
AISC per ounce sold(3) increased slightly to $1,285 in 2024 from $1,220 in 2023, and to $1,226 in Q4 2024 from $1,207 in Q4 2023. Increases in both periods primarily reflect higher total cash costs per ounce sold as discussed above, and the year-over-year comparison was also impacted by higher sustaining capital expenditures.
We reported net earnings attributable to shareholders from continuing operations of $300.9 million ($1.48 basic earnings per share) in 2024, compared to net earnings of $106.2 million ($0.55 basic earnings per share) in 2023 and net earnings of $108.2 million ($0.53 basic earnings per share) in Q4 2024, compared to net earnings of $91.8 million ($0.45 basic earnings per share) in Q4 2023. Net earnings increased in 2024 and Q4 2024 primarily due to higher revenue, partially offset by higher production costs and income tax expense.

3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

Adjusted net earnings from continuing operations(4) were $320.7 million ($1.57 per share) in 2024, compared to $110.7 million ($0.57 per share) in 2023. Adjusted net earnings in 2024 removes a $14.6 million loss on foreign exchange due to the translation of deferred tax balances, net of a gain on deferred income taxes due to the Turkiye inflationary tax basis, a $51.8 million unrealized loss on derivative instruments, and a $50.1 million after-tax gain related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, among other things. Adjusted net earnings were $127.8 million ($0.62 per share) in Q4 2024 after adjusting for a $26.5 million loss on foreign exchange due to the translation of deferred tax balances, a $5.1 million loss on the non-cash revaluation of the derivative related to redemption options in the debt, and a $10.2 million unrealized gain on derivative instruments.
Higher sales volumes in 2024, combined with higher average realized prices, resulted in EBITDA(4) of $689.5 million, including $257.2 million in Q4 2024. Adjusted EBITDA(4) of $691.6 million in 2024 and $246.7 million in Q4 2024 exclude, among other things, share-based payments, gain on deferred consideration, and gains and losses on derivative instruments.

4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

12

Operations Update
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2024	2023	2024	2023
Total
Ounces produced	155,668	143,166	520,293	485,139
Ounces sold	156,864	144,827	517,926	483,978
Production costs	$172.1	$137.6	$564.2	$478.9
Total cash costs ($/oz sold) (1,2)	$944	$830	$940	$850
All-in sustaining costs ($/oz sold) (1,2)	$1,226	$1,207	$1,285	$1,220
Sustaining capital expenditures (2)	$31.0	$37.9	$124.3	$121.8
Kisladag
Ounces produced	56,483	46,291	174,080	154,849
Ounces sold	56,056	46,051	173,124	154,456
Production costs	$56.1	$36.1	$162.7	$122.8
Total cash costs ($/oz sold) (1,2)	$978	$767	$918	$775
All-in sustaining costs ($/oz sold) (1,2)	$1,073	$909	$1,025	$900
Sustaining capital expenditures (2)	$3.8	$5.6	$12.7	$16.0
Lamaque
Ounces produced	63,742	56,619	196,538	177,069
Ounces sold	61,894	57,040	194,670	176,495
Production costs	$38.7	$35.1	$140.3	$119.5
Total cash costs ($/oz sold) (1,2)	$615	$606	$711	$667
All-in sustaining costs ($/oz sold) (1,2)	$933	$977	$1,134	$1,089
Sustaining capital expenditures (2)	$19.2	$20.7	$80.3	$72.7
Efemcukuru
Ounces produced	19,451	22,374	80,143	86,088
Ounces sold	19,185	22,497	80,002	86,078
Production costs	$26.9	$21.4	$99.9	$80.1
Total cash costs ($/oz sold) (1,2)	$1,376	$973	$1,231	$954
All-in sustaining costs ($/oz sold) (1,2)	$1,650	$1,201	$1,411	$1,154
Sustaining capital expenditures (2)	$5.1	$4.4	$15.9	$14.0
Olympias
Ounces produced	15,992	17,882	69,532	67,133
Ounces sold	19,729	19,239	70,130	66,949
Production costs	$50.4	$44.9	$161.3	$156.5
Total cash costs ($/oz sold) (1,2)	$1,463	$1,478	$1,304	$1,369
All-in sustaining costs ($/oz sold) (1,2)	$1,669	$1,872	$1,562	$1,688
Sustaining capital expenditures (2)	$2.9	$7.2	$15.4	$19.0
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2024 MD&A.

13

Kisladag
Kisladag produced 174,080 ounces of gold in 2024, a 12% increase from 154,849 ounces in 2023 benefiting from both a higher average grade and higher stacking rates from earlier in the year. Gold production of 56,483 ounces in the quarter increased 22% from 46,291 ounces in Q4 2023, as a result of drawdown from previously stacked ounces. For the year, the average grade increased to 0.81 grams per tonne, from an average grade of 0.78 grams per tonne in 2023 while throughput remained consistent with the prior year.
Production in the fourth quarter benefited from the North ADR facility commencing operations, which enables optimization of carbon loading, recovery and regeneration. In addition, the North ADR facility has a higher capacity for carbon management compared to the South ADR facility, The commencement of the North ADR operations was combined with steady performance in stacking and leaching, which in turn was aided by irrigation optimization activities that have been implemented to address the longer than planned leach cycles.
It is expected, as in prior years, that the first quarter of 2025 will be a lower production quarter as leach kinetics slow during the colder months. In addition, a planned 6-day HPGR roll change was completed during January 2025. Throughout 2025, the wear components of the HPGR rolls will continue to be monitored and optimized.
Additionally, as previously discussed, an engineering study has commenced with drilling continuing through the fourth quarter in addition to geometallurgical characterization testwork. The study is expected to be completed in mid-2025.
Revenue increased to $423.5 million in 2024 from $304.8 million in 2023 and increased to $150.3 million from $92.9 million in Q4 2023, reflecting a combination of higher gold sales and higher average realized prices in the current year and quarter.
Production costs increased to $162.7 million in 2024 from $122.8 million in 2023 primarily due to increased sales volume, higher royalties due to higher average gold prices, and higher labour costs. Production costs during the quarter increased to $56.1 million from $36.1 million in Q4 2023 also as a result of higher gold production and ounces sold, and higher labour costs. Local cost inflation was not fully offset by the depreciation of the Lira against the U.S. dollar. As a result, total cash costs per ounce sold increased to $918 in 2024 from $775 in 2023 and $978 in Q4 2024 from $767 in Q4 2023.
Depreciation expense increased to $93.7 million in 2024 from $79.9 million in 2023 in line with higher ounces produced and sold during the year. This expense increased due to a higher depreciable base of assets since the NHLP and North ADR plant were put into use. In addition, accelerated depreciation of the South Heap Leach Pad was recorded in 2024 as this leach pad is approaching the end of its useful life.
AISC per ounce sold increased to $1,025 in 2024 from $900 in 2023 and in the quarter increased to $1,073 from $909 in Q4 2023 primarily due to higher total cash costs per ounce sold, partly offset by lower sustaining capital expenditure.
Sustaining capital expenditure was $12.7 million in 2024, including $3.8 million in Q4 2024, primarily related to equipment rebuilds, and processing and infrastructure improvements. Growth capital investment was $107.3 million in 2024, including $22.2 million in Q4 2024, primarily for waste stripping and associated equipment costs to support the mine life extension, continued construction of the second phase of the NHLP and North ADR plant infrastructure, and preparation work for building relocation due to pit expansion.
Lamaque
Lamaque produced 196,538 ounces of gold in 2024, an 11% increase from 177,069 ounces in 2023 as a result of higher mining rates and ore throughput during the year. Gold production of 63,742 ounces in the quarter was higher compared to 56,619 ounces in Q4 2023 due to higher throughput rates, higher grade, and the processing of additional ore from the Ormaque bulk sample. The average grade of 8.05 grams per tonne in the quarter was higher compared to Q4 2023 due to the high-grade Ormaque bulk sample, while the average grade of 6.74 grams per tonne in 2024 was comparable to that of the prior year.
Revenue increased to $473.0 million in 2024 from $346.3 million in 2023 and increased to $165.2 million from $114.9 million in Q4 2023. The increase in both periods primarily reflects a higher average realized gold price as well as higher sales volumes.
Production costs increased to $140.3 million in 2024 from $119.5 million in 2023, and to $38.7 million in the quarter from $35.1 million in Q4 2023, primarily due to higher gold sales, as well as additional costs incurred for labour, contractors, and equipment rentals. As a result, total cash costs per ounce sold increased to $711 in 2024 from

14

$667 in 2023. However, in Q4 2024, total cash costs per ounce sold only slightly increased to $615 from $606 in Q4 2023, as the impact of higher production costs were almost entirely offset by higher ounces sold.
AISC per ounce sold increased to $1,134 in 2024 from $1,089 in 2023 primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditure during the year, partially offset by higher ounces sold. AISC per ounce sold decreased to $933 in Q4 2024 from $977 in Q4 2023, primarily due to lower sustaining capital expenditures and higher ounces sold, partially offset by higher production costs.
Sustaining capital expenditures were $80.3 million in 2024, including $19.2 million in Q4 2024, primarily related to underground development, equipment rebuilds, and expenditures on the expansion of the tailings management facility. Growth capital investments totalled $23.0 million in 2024, including $4.1 million in Q4 2024, primarily related to development at Ormaque.
Efemcukuru
Efemcukuru produced 80,143 payable ounces of gold in 2024, a 7% decrease from 86,088 payable ounces in 2023, reflecting lower grades and recoveries in the year, while throughput also decreased slightly. Gold production of 19,451 payable ounces in the quarter was 13% lower than 22,374 payable ounces produced in Q4 2023, for the same reasons.
Revenue increased to $199.9 million in 2024 from $170.5 million in 2023 and to $51.0 million in Q4 2024 from $46.7 million in Q4 2023. Increases in both periods were driven primarily by higher average realized gold prices, partially offset by lower sales volumes.
Production costs increased to $99.9 million in 2024 from $80.1 million in 2023 and to $26.9 million in Q4 2024 from $21.4 million in Q4 2023, primarily driven by rising costs of labour and increased royalties due to higher average realized gold prices. Local cost inflation was not fully offset by the depreciation of the Lira against the U.S. dollar. Operating cost increases and lower gold production in the year resulted in an increase in total cash costs per ounce sold in the year to $1,231 in 2024, from $954 in 2023 and similarly in the quarter to $1,376 in Q4 2024 from $973 in Q4 2023.
AISC per ounce sold increased to $1,411 in 2024 from $1,154 in 2023 and to $1,650 in Q4 2024 from $1,201 in Q4 2023, primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditure was $15.9 million in 2024, including $5.1 million in Q4 2024, related primarily to underground development and equipment rebuilds. Growth capital investment was $4.6 million in 2024, including $1.2 million in Q4 2024 to support underground development at Kokarpinar.
Olympias
Olympias produced 69,532 ounces of gold in 2024, a 4% increase from 67,133 ounces in 2023, primarily reflecting a higher average gold grade during the year. Throughput in 2024 was slightly lower than in 2023 due to plant equipment downtime in Q4 2024 and work stoppages experienced in Q2 2024, but this was almost completely offset by more efficient production. Gold production of 15,992 ounces in Q4 2024 decreased from 17,882 ounces in Q4 2023 as a result of slightly lower throughput and lower gold grades in the quarter. Lower throughput was a result of planned equipment downtime and unplanned maintenance related to the gold concentrate filter presses which negatively impacted the mill throughput. Lead and silver production increased in the period compared to Q4 2023, primarily reflecting higher grades.
Revenue increased to $226.2 million in 2024 from $186.8 million in 2023 and increased to $69.3 million in Q4 2024 from $52.4 million in Q4 2023, as a result of a higher average realized gold price and slightly higher sales volumes in both periods.
Production costs increased slightly to $161.3 million in 2024 from $156.5 million in 2023 and to $50.4 million in Q4 2024 from $44.9 million in Q4 2023. Increases in both periods reflect higher labour costs and higher royalty expenses as a result of higher realized gold prices, as well as higher gold ounces sold. However, higher base metals revenues partially offset the higher unit costs and as a result, total cash cost per ounce sold has decreased slightly in the year and the quarter compared to 2023.
Sustaining capital expenditure decreased to $15.4 million in 2024 from $19.0 million in 2023 and to $2.9 million in Q4 2024 from $7.2 million in Q4 2023. Spending in both periods primarily included underground development and underground infrastructure improvements. Growth capital investments in 2024 relate to long-lead items for the 650 ktpa expansion and capital development underground.

15

For further information on the Company’s operating results for the year-end and fourth quarter of 2024, please see the Company’s Management’s Discussion and Analysis filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Fourth Quarter and Year-End 2024 Results will be held by senior management on Friday, February 21, 2025 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=dSeOP9wo.
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10195094/fe1e08e6f4.
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until March 28, 2025)
Date:	February 21, 2025	Toronto:	+1 412 317 0088
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 484 8814	Access code:	4253753
Toll free:	1 844 763 8274

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications and External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

16

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the December 31, 2024 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to those of other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the December 31, 2024 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Total Cash Cost, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Production costs	$172.1	$137.6	$564.2	$478.9	$459.6
Stratoni production costs (1)	—	—	—	—	(0.1)
Production costs – excluding Stratoni	172.1	137.6	564.2	478.9	459.4
By-product credits (2)	(27.8)	(21.9)	(92.2)	(83.4)	(77.3)
Concentrate deductions (3)	3.9	4.5	15.1	15.7	15.5
Total cash costs	$148.2	$120.2	$487.1	$411.3	$397.6
Gold ounces sold	156,864	144,827	517,926	483,978	452,953
Total cash cost per ounce sold	$944	$830	$940	$850	$878
(1)Base metals production, presented for 2022. Operations at Stratoni were suspended at the end of 2021.
(2)Revenue from silver, lead and zinc sales.
(3)Included in revenue.

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For the three months ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$40.9	($1.3)	$0.4	$2.2	$12.7	$54.8	56,056	$978
Lamaque	37.6	(0.6)	0.2	(1.1)	1.9	38.1	61,894	615
Efemcukuru	19.3	(1.7)	3.7	0.1	5.0	26.4	19,185	1,376
Olympias	37.7	(24.2)	4.8	3.8	6.7	28.9	19,729	1,463
Total consolidated	$135.5	($27.8)	$9.1	$5.1	$26.4	$148.1	156,864	$944
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$146.2	($3.8)	$0.9	($17.2)	$32.8	$158.9	173,124	$918
Lamaque	138.5	(1.9)	0.5	(4.3)	5.7	138.4	194,670	711
Efemcukuru	70.3	(6.4)	15.1	(0.5)	20.0	98.5	80,002	1,231
Olympias	134.2	(80.0)	18.7	(2.4)	20.9	91.4	70,130	1,304
Total consolidated	$489.1	($92.2)	$35.2	($24.4)	$79.4	$487.1	517,926	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$37.4	($0.8)	$0.2	($8.1)	$6.6	$35.3	46,051	$767
Lamaque	32.7	(0.5)	0.1	0.8	1.5	34.5	57,040	606
Efemcukuru	16.0	(1.1)	3.7	(0.3)	3.5	21.9	22,497	973
Olympias	35.5	(19.4)	6.3	1.2	4.9	28.4	19,239	1,478
Total consolidated	$121.6	($21.9)	$10.3	($6.3)	$16.5	$120.2	144,827	$830
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$128.0	($3.1)	$0.7	($24.1)	$18.2	$119.7	154,456	$775
Lamaque	116.3	(1.7)	0.4	(1.5)	4.3	117.8	176,495	667
Efemcukuru	59.1	(4.4)	14.0	(0.1)	13.4	82.1	86,078	954
Olympias	126.3	(74.1)	23.0	0.7	15.8	91.7	66,949	1,369
Total consolidated	$429.7	($83.4)	$38.1	($25.0)	$51.8	$411.2	483,978	$850
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

18

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q4 2024	Q4 2023	2024	2023	2022
Total cash costs	$148.1	$120.2	$487.1	$411.2	$397.6
Corporate and allocated G&A	9.8	14.1	45.1	46.7	45.6
Exploration and evaluation costs	1.1	0.3	3.9	1.2	1.1
Reclamation costs and amortization	2.2	2.2	5.0	9.3	7.1
Sustaining capital expenditure	31.0	37.9	124.3	121.8	126.5
AISC	$192.3	$174.7	$665.4	$590.3	$577.9
Gold ounces sold	156,864	144,827	517,926	483,978	452,953
AISC per ounce sold	$1,226	$1,207	$1,285	$1,220	$1,276

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2024	Q4 2023	2024	2023	2022
General and administrative expenses (from consolidated statement of operations)	$9.2	$10.5	$36.2	$39.8	$37.0
Add:
Share based payments expense	2.1	4.6	11.9	10.2	10.7
Employee benefit pension plan expense from corporate and operating gold mines	0.4	0.7	3.6	4.2	6.0
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.2)	(1.0)	(0.9)	(0.6)
Depreciation in G&A	(0.9)	(0.8)	(3.5)	(3.2)	(2.2)
Business development	(0.5)	(0.3)	(1.4)	(2.7)	(2.2)
Development projects	(0.3)	(0.4)	(1.1)	(0.7)	(3.4)
Adjusted corporate general and administrative expenses	$9.9	$14.2	$44.8	$46.7	$45.4
Regional general and administrative costs allocated to gold mines	—	—	0.5	0.2	0.2
Corporate and allocated general and administrative expenses per AISC	$9.9	$14.2	$45.2	$46.9	$45.6

19

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2024	Q4 2023	2024	2023	2022
Exploration and evaluation expense (1) (from consolidated statement of operations)	$7.7	$5.7	$23.8	$22.4	$19.6
Add:
Capitalized evaluation cost related to operating gold mines	1.1	0.3	3.9	1.2	1.1
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(7.7)	(5.7)	(23.8)	(22.4)	(19.6)
Exploration costs per AISC	$1.1	$0.3	$3.9	$1.2	$1.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2024	Q4 2023	2024	2023	2022
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$1.2	$1.1	$4.9	$4.3	$2.0
Add:
Depreciation related to asset retirement obligation assets	1.2	1.3	1.0	5.8	5.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.9)	(0.7)	(0.3)
Reclamation costs and amortization per AISC	$2.2	$2.2	$5.0	$9.3	$7.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Additions to property, plant and equipment (1) (from notes to the consolidated financial statements)	$174.5	$137.2	$620.3	$411.2	$305.8
Growth and development project capital investment - gold mines	(32.0)	(41.3)	(146.1)	(122.3)	(111.3)
Growth and development project capital investment - other (2)	(108.3)	(58.6)	(343.2)	(168.6)	(66.0)
Sustaining capitalized depreciation	(2.2)	—	(2.2)	—	—
Sustaining capital expenditure equipment leases (3)	0.2	0.5	(0.6)	1.6	(2.0)
Capitalized exploration related to gold mines	(1.1)	—	(3.9)	(0.1)	(0.1)
Sustaining capital expenditure at operating gold mines	$31.0	$37.9	$124.3	$121.8	$126.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

20

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$54.8	$—	$—	$1.5	$3.8	$60.1	56,056	$1,073
Lamaque	38.1	—	0.4	0.1	19.2	57.8	61,894	933
Efemcukuru	26.4	—	—	0.2	5.1	31.7	19,185	1,650
Olympias	28.9	—	0.7	0.4	2.9	32.9	19,729	1,669
Corporate (1)	—	9.8	—	—	—	9.8	—	62
Total consolidated	$148.1	$9.8	$1.1	$2.2	$31.0	$192.3	156,864	$1,226
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$158.9	$—	$—	$5.9	$12.7	$177.4	173,124	$1,025
Lamaque	138.4	—	1.6	0.6	80.3	220.8	194,670	1,134
Efemcukuru	98.5	0.5	1.1	(3.0)	15.9	112.9	80,002	1,411
Olympias	91.4	—	1.2	1.5	15.4	109.5	70,130	1,562
Corporate (1)	—	44.6	—	—	—	44.6	—	86
Total consolidated	$487.1	$45.1	$3.9	$5.0	$124.3	$665.4	517,926	$1,285
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended December 31, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$35.3	$—	$—	$1.0	$5.6	$41.9	46,051	$909
Lamaque	34.5	—	0.3	0.1	20.7	55.7	57,040	977
Efemcukuru	21.9	—	—	0.7	4.4	27.0	22,497	1,201
Olympias	28.4	—	—	0.4	7.2	36.0	19,239	1,872
Corporate (1)	—	14.1	—	—	—	14.1	—	97
Total consolidated	$120.2	$14.1	$0.3	$2.2	$37.9	$174.7	144,827	$1,207
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

21

For the year ended December 31, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$119.7	$—	$—	$3.3	$16.0	$139.1	154,456	$900
Lamaque	117.8	—	1.2	0.6	72.7	192.3	176,495	1,089
Efemcukuru	82.1	0.2	—	3.1	14.0	99.3	86,078	1,154
Olympias	91.7	—	—	2.4	19.0	113.0	66,949	1,688
Corporate (1)	—	46.6	—	—	—	46.6	—	96
Total consolidated	$411.2	$46.7	$1.2	$9.3	$121.8	$590.3	483,978	$1,220
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended December 31, 2024:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.3	$—	($1.3)	$148.9	56,056	$2,657
Lamaque	165.2	—	(0.6)	164.6	61,894	2,659
Efemcukuru	51.0	1.2	(1.7)	50.5	19,185	2,631
Olympias	69.3	2.7	(24.2)	47.8	19,729	2,422
Total consolidated	$435.7	$3.9	($27.8)	$411.8	156,864	$2,625
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2024:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$423.5	$—	($3.8)	$419.7	173,124	$2,424
Lamaque	473.0	—	(1.9)	471.1	194,670	2,420
Efemcukuru	199.9	5.0	(6.4)	198.4	80,002	2,480
Olympias	226.2	10.1	(80.0)	156.3	70,130	2,228
Total consolidated	$1,322.6	$15.1	($92.2)	$1,245.5	517,926	$2,405
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

22

For the three months ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$92.9	$—	($0.8)	$92.1	46,051	$1,999
Lamaque	114.9	—	(0.5)	114.4	57,040	2,006
Efemcukuru	46.7	1.7	(1.1)	47.2	22,497	2,098
Olympias	52.4	2.9	(19.4)	35.8	19,239	1,863
Total consolidated	$306.9	$4.5	($21.9)	$289.5	144,827	$1,999
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$304.8	$—	($3.1)	$301.7	154,456	$1,953
Lamaque	346.3	—	(1.7)	344.6	176,495	1,953
Efemcukuru	170.5	6.4	(4.4)	172.5	86,078	2,004
Olympias	186.8	9.2	(74.1)	122.0	66,949	1,822
Total consolidated	$1,008.5	$15.7	($83.4)	$940.8	483,978	$1,944
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$243.3	$—	($2.8)	$240.5	134,213	$1,792
Lamaque	313.0	—	(1.4)	311.5	173,409	1,797
Efemcukuru	155.3	5.4	(3.3)	157.5	88,784	1,774
Olympias	159.9	10.1	(69.9)	100.1	56,547	1,771
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$872.0	$15.5	($77.8)	$809.6	452,953	$1,787
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

23

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2024	Q4 2023	2024	2023	2022
Net earnings (loss) attributable to shareholders of the Company (1)	$108.2	$91.8	$300.9	$106.2	($49.2)
Gain on sale of mining licenses	(1.9)	—	(1.9)	—	—
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	—	4.3	—
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (3)	26.5	(63.1)	14.6	(30.0)	35.9
Decrease (increase) in fair value of redemption option derivative	5.1	(4.0)	(1.9)	(2.0)	4.4
Unrealized (gain) loss on derivative instruments	(10.2)	24.6	51.8	9.6	—
Loss (gain) on deferred tax due to changes in tax rates (4)	—	—	—	22.6	(1.0)
Gain on deferred consideration, net of tax (5)	—	—	(50.1)	—	—
Non-recurring current tax and interest accrual (6)	—	—	7.2	—	—
Write-down of assets, net of tax (7)	—	—	—	—	20.0
Total adjusted net earnings(1,2)	$127.8	$49.3	$320.7	$110.7	$10.1
Weighted average shares outstanding (thousands)	204,619	202,340	203,983	194,448	183,446
Adjusted net earnings per share ($/share) (1)	$0.62	$0.24	$1.57	$0.57	$0.05
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Q4 2024 includes $29.1 million loss (2023 - $3.7 million gain) on foreign exchange translation of deferred tax balances and $2.6 million gain (2023 - $59.4 million gain) on inflation accounting. Year ended December 31, 2024 includes $45.9 million loss (2023 - $29.3 million loss) on foreign exchange translation of deferred tax balances and $31.2 million gain (2023 - $59.4 million gain) on inflation accounting.
(4)The deferred tax expense adjustment in 2023 is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. The deferred tax recovery adjustment in 2022 is relating to the adjustment of opening balances for the tax rate decrease in Turkiye enacted in Q1 2022.
(5)In Q3 2024, a $60 million gain, net of tax expense of $9.9 million, was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021
(6)In Q3 2024, a provision of $7.2 million was recorded for potential non-recurring tax reassessments representing $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized.
(7)Non-recurring write-downs in 2022 include a $5.2 million write-down, net of tax, related to the existing heap leach pad and ADR plant at Kisladag , a $16.0 million write-down, net of tax, related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR in Q1, and a partial reversal of equipment at Stratoni previously written down, net of tax.

24

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023
Earnings before income tax (1)	$176.9	$45.7	$435.4	$163.4
Depreciation, depletion and amortization (1,2)	74.4	72.5	255.0	264.3
Interest income	(6.6)	(5.9)	(23.9)	(17.6)
Finance costs (1)	12.5	5.8	23.0	32.8
EBITDA	$257.2	$118.1	$689.5	$442.9
Share-based payments	2.1	4.6	11.9	10.2
Loss (gain) on disposal of assets (1)	(2.4)	(0.1)	(1.5)	0.6
Unrealized (gain) loss on derivative instruments	(10.2)	24.6	51.8	9.6
Gain on recognition of deferred consideration (3)	—	—	(60.0)	—
Adjusted EBITDA	$246.7	$147.2	$691.6	$463.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes depreciation within general and administrative expenses.
(3)A $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures.

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Cash generated from operating activities (1)	$257.3	$159.6	$645.7	$382.9	$211.2
Less: Cash used in investing activities (1)	(165.9)	(130.3)	(630.6)	(395.7)	(370.9)
Add back: (Decrease) increase in term deposits	(2.7)	—	(3.8)	(35.0)	35.0
Add back: Purchase of marketable securities	0.3	—	11.4	0.6	20.2
Less: Proceeds from sale of marketable securities	(10.3)	—	(10.3)	—	—
Less: Proceeds from sale of mining licenses	(4.1)	—	(5.6)	—	—
Free cash flow	$74.6	$29.3	$6.8	($47.2)	($104.5)
Add back: Skouries cash capital expenditures (2)	94.4	49.7	304.8	149.0	35.1
Add back: Capitalized interest paid (3)	7.2	3.0	30.5	10.8	—
Free Cash Flow excluding Skouries	$176.2	$82.0	$342.0	$112.6	($69.4)
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Inclusive of construction project capital and accelerated operating capital spend.
(3)Includes interest from the Term Facility of $7.2 million in Q4 2024 ($3.0 million in Q4 2023) and $12.4 million in 2024 ($3.5 million in 2023), with the remainder of interest from Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Net cash generated from operating activities (1)	$257.3	$159.6	$645.7	$382.9	$211.2
Less: Changes in non-cash working capital	28.8	21.6	10.2	(28.3)	(28.3)
Cash flow from operating activities before changes in working capital	$228.5	$138.0	$635.5	$411.2	$239.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

25

Cautionary Note About Forward Looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets” , “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: our beliefs for reserve growth; our jurisdictional and overall strategy; in respect of the Skouries Project: expected continued impacts of labour market tightness in Greece, construction project capital cost and accelerated operational capital estimates; expectations to complete additional pre-commercial production mining; expected schedules; expected timelines for first production and commercial production at Skouries; growth capital investment in 2025; expected spend of accelerated operating capital in 2025; funding requirements for Skouries, including the sources thereof; impacts to the letter of credit as the Company invests in Skouries; mine life and production estimates for the Reserve Case contained in the Lamaque Technical Report; future strategic focus and health and safety objectives and initiatives; activities to extend mine life, construct the second phase of the NHLP and ADR plant and building relocation work due to pit expansion; the impact of reserves on the Company’s future production profile; the impact of the declaration of first reserves at Ormaque; planned expansion of the North Heap Leach pad facilities; in respect of Lamaque, plans to develop the Ormaque deposit; future expansion of mill capacity at Olympias to 650 ktpa, future exploration activities under option agreements; expected benefits of the senior secured credit facility; 2025 exploration guidance, both with respect to overall spending and at specific operating assets and exploration sites and targets; with respect to Kisladag: expectations for Q1 2025 production, expected positive impact from the HGPR repair, continued construction of infrastructure and expected pit expansion; with respect to Lamaque: expected development at Ormaque; with respect to Efemcukuru: plans for underground development at Kokarpinar; with respect to Olympias: future mill expansion to 650 ktpa and plans to continue underground development; expected mining methods if the Perama Hill property is developed; future exploration activities with respect to working capital capacity; non-IFRS financial measures and ratios; capital projects at our properties, including anticipated timing and benefits; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and commodity price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing, and operating potential, plans and priorities, and related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost, results of our construction and development activities, improvements, and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the IEWMF and two test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release.
Even though we believe that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. Generally, these risks, uncertainties and other factors include, among others, the following: risks relating to our operations in foreign jurisdictions; development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, and key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); the Company's ability to satisfy covenants under its agreements, including its project funding agreements; government regulation; the Sarbanes-

26

Oxley Act; commodity price risk; mineral tenure; ability to secure the required permits, licenses and authorizations in a timely manner; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of Mineral Reserves and Mineral Resources; different standards used to prepare and report Mineral Reserves and Mineral Resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; the ongoing potential for material impairment and/or write-downs of assets; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability to recruit the required number of personnel within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality; our ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions or labour unrest; unexpected inclement weather and climate events including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological finds on site requiring the completion of a regulatory process; changes in support from local communities, and our ability to meet the expectations of communities, governments and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise. Financial information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and are not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such documents for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this news release was reviewed and approved by Simon Hille, FAusIMM and EVP Technical Services and Operations for the Company, and a "qualified person" under NI 43-101.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.

27

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2024 and December 31, 2023
(In thousands of U.S. dollars)

	Note	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	7	$856,797	$540,473
Accounts receivable and other	8	190,676	121,082
Inventories	9	278,995	235,890
Current other assets	10	138,932	2,832
Current derivative assets	28	52	2,502
Assets held for sale	6	16,686	27,627
		1,482,138	930,406
Restricted cash		2,177	2,085
Deferred tax assets		19,487	14,748
Other assets	10	120,418	185,209
Non-current derivative assets	28	—	7,036
Property, plant and equipment	12	4,118,782	3,755,559
Goodwill	13	92,591	92,591
		$5,835,593	$4,987,634
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$366,690	$254,030
Current portion of lease liabilities		4,693	5,020
Current portion of asset retirement obligations	17	5,071	4,019
Current derivative liabilities	28	25,587	279
Liabilities associated with assets held for sale	6	10,133	10,867
		412,174	274,215
Debt	16	915,425	636,059
Lease liabilities		10,030	12,092
Employee benefit plan obligations		10,910	10,261
Asset retirement obligations	17	127,925	125,090
Non-current derivative liabilities	28	35,743	18,843
Deferred income tax liabilities		434,939	399,109
		1,947,146	1,475,669
Equity
Share capital	21	3,433,778	3,413,365
Treasury stock		(12,970)	(19,263)
Contributed surplus		2,612,762	2,617,216
Accumulated other comprehensive income (loss)		56,183	(4,751)
Deficit		(2,193,163)	(2,488,420)
Total equity attributable to shareholders of the Company		3,896,590	3,518,147
Attributable to non-controlling interests		(8,143)	(6,182)
		3,888,447	3,511,965
		$5,835,593	$4,987,634
Commitments and contractual obligations (Note 25)
Contingencies (Note 26)
Subsequent events (Note 10(i), Note 16(b))
Approved on behalf of the Board of Directors
(signed) Teresa Conway Director             (signed) George Burns Director

Date of approval: February 20, 2025

Please see the Consolidated Financial Statements dated December 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2024 and December 31, 2023
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2024	December 31, 2023
Revenue
Metal sales	30	$1,322,581	$1,008,501

Cost of sales
Production costs	31	564,158	478,947
Depreciation and amortization		251,450	261,087
		815,608	740,034

Earnings from mine operations		506,973	268,467

Exploration and evaluation expenses		23,788	22,422
Mine standby costs	32	11,269	16,106
General and administrative expenses		36,240	39,788
Employee benefit plan expense		3,584	4,228
Share-based payments expense	22	11,872	10,195
Write-down of assets		6,135	9,719
Foreign exchange gain		(5,308)	(16,000)
Earnings from operations		419,393	182,009

Other income	18	39,050	14,195
Finance costs	19	(23,049)	(32,839)

Earnings from continuing operations before income tax		435,394	163,365
Income tax expense	20	134,758	57,575
Net earnings from continuing operations		300,636	105,790
Net loss from discontinued operations, net of tax	6	(13,676)	(4,407)
Net earnings for the year		$286,960	$101,383

Net earnings (loss) attributable to:
Shareholders of the Company		289,121	104,630
Non-controlling interests		(2,161)	(3,247)
Net earnings for the year		$286,960	$101,383

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		300,909	106,183
Discontinued operations		(11,788)	(1,553)
		$289,121	$104,630

Net loss attributable to non-controlling interests:
Continuing operations		(273)	(393)
Discontinued operations		(1,888)	(2,854)
		$(2,161)	$(3,247)

Weighted average number of shares outstanding:
Basic	33	203,983,457	194,448,367
Diluted	33	205,541,542	195,328,506

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$1.42	$0.54
Diluted earnings per share		$1.41	$0.54

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$1.48	$0.55
Diluted earnings per share		$1.46	$0.54

Please see the Consolidated Financial Statements dated December 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2024 and December 31, 2023
(In thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2024	December 31, 2023

Net earnings for the year	$286,960	$101,383
Other comprehensive income (loss):
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities	77,695	44,437
Income tax expense on change in fair value of investments in marketable securities	(10,463)	(3,449)
Actuarial losses on employee benefit plans	(206)	(4,476)
Income tax recovery on actuarial losses on employee benefit plans	44	1,021
Total other comprehensive income for the period	67,070	37,533
Total comprehensive income for the year	$354,030	$138,916

Attributable to:
Shareholders of the Company	356,191	142,163
Non-controlling interests	(2,161)	(3,247)
	$354,030	$138,916

Please see the Consolidated Financial Statements dated December 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and December 31, 2023
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2024	December 31, 2023
Cash flows generated from (used in):
Operating activities
Net earnings for the year from continuing operations		$300,636	$105,790
Adjustments for:
Depreciation and amortization		254,991	264,325
Finance costs	19	23,049	32,839
Interest income	18	(23,949)	(17,640)
Unrealized foreign exchange loss (gain)		174	(15,167)
Income tax expense	20	134,758	57,575
(Gain) loss on disposal of assets		(1,624)	605
Unrealized loss on derivative contracts	18	51,751	9,584
Realized gain on derivative contracts	18	(150)	(431)
Write-down of assets		6,135	9,719
Share-based payments expense	22	11,872	10,195
Non-cash gain on deferred consideration	8	(60,000)	—
Employee benefit plan expense		3,584	4,228
		701,227	461,622
Property reclamation payments		(3,688)	(3,591)
Employee benefit plan payments		(3,003)	(5,084)
Settlement of derivative contracts	18	150	431
Income taxes paid		(83,162)	(59,839)
Interest received		23,949	17,640
Changes in non-cash operating working capital	23	10,189	(28,282)
Net cash generated from operating activities of continuing operations		645,662	382,897
Net cash (used in) generated from operating activities of discontinued operations		(416)	414

Investing activities
Additions to property, plant and equipment		(594,142)	(401,870)
Capitalized interest paid		(30,461)	(10,782)
Proceeds from the sale of property, plant and equipment		562	1,647
Value added taxes related to mineral property expenditures		(9,756)	(17,906)
Proceeds from the sale of mining licenses		5,600	—
Purchase of marketable securities and investment in debt securities		(11,416)	(633)
Proceeds from the sale of investments in marketable and debt securities		10,277	—
Deposit on property, plant and equipment		(5,098)	—
Decrease in other investments		3,826	33,864
Net cash used in investing activities of continuing operations		(630,608)	(395,680)

Financing activities
Issuance of common shares for cash, net of share issuance costs		14,112	168,664
Contributions from non-controlling interests		201	265
Proceeds from Term Facility - commercial loans and RRF loans	16	310,918	166,738
Proceeds from Term Facility - VAT facility	16	56,022	14,588
Repayments of Term Facility - VAT facility	16	(47,304)	(11,328)
Term Facility loan financing costs		—	(22,084)
Term Facility commitment fees		(3,806)	(5,066)
Senior Secured Credit Facility refinancing costs		(2,210)	—
Interest paid		(19,905)	(29,490)
Principal portion of lease liabilities		(4,796)	(3,968)
Purchase of treasury stock		(1,962)	(4,442)
Net cash generated from financing activities of continuing operations		301,270	273,877

Net increase in cash and cash equivalents		315,908	261,508
Cash and cash equivalents - beginning of year		540,473	279,735
Change in cash in disposal group held for sale		416	(770)
Cash and cash equivalents - end of year		$856,797	$540,473

Please see the Consolidated Financial Statements dated December 31, 2024 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024 and December 31, 2023
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2024	December 31, 2023
Share capital
Balance beginning of year		$3,413,365	$3,241,644
Shares issued upon exercise of share options		14,112	7,390
Shares issued upon exercise of performance share units		499	—
Transfer of contributed surplus on exercise of options		5,802	3,112
Shares issued in private placements, net of share issuance costs		—	59,873
Shares issued to the public, net of share issuance costs		—	101,346
Balance end of year	21	$3,433,778	$3,413,365

Treasury stock
Balance beginning of year		$(19,263)	$(20,454)
Purchase of treasury stock		(1,962)	(4,442)
Shares redeemed upon exercise of restricted share units		8,255	5,633
Balance end of year		$(12,970)	$(19,263)

Contributed surplus
Balance beginning of year		$2,617,216	$2,618,212
Share-based payment arrangements		10,102	7,749
Shares redeemed upon exercise of restricted share units		(8,255)	(5,633)
Shares redeemed upon exercise of performance share units		(499)	—
Transfer to share capital on exercise of options		(5,802)	(3,112)
Balance end of year		$2,612,762	$2,617,216

Accumulated other comprehensive income (loss)
Balance beginning of year		$(4,751)	$(42,284)
Other comprehensive income for the year attributable to shareholders of the Company		67,070	37,533
Reclassification of fair value gains on sale of equity investments, net of tax		(6,136)	—
Balance end of year		$56,183	$(4,751)

Deficit
Balance beginning of year		$(2,488,420)	$(2,593,050)
Net earnings attributable to shareholders of the Company		289,121	104,630
Reclassification of fair value gains on sale of equity investments, net of tax		6,136	—
Balance end of year		$(2,193,163)	$(2,488,420)
Total equity attributable to shareholders of the Company		$3,896,590	$3,518,147

Non-controlling interests
Balance beginning of year		$(6,182)	$(3,200)
Loss attributable to non-controlling interests		(2,161)	(3,247)
Contributions from non-controlling interests		200	265
Balance end of year		$(8,143)	$(6,182)
Total equity		$3,888,447	$3,511,965

Please see the Consolidated Financial Statements dated December 31, 2024 for notes to the accounts.